UNTIED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

Five Oaks Investment Corp.
(Name of Issuer)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

33830W106
(CUSIP Number)

Kara Harchuck
General Counsel
Hunt Companies Equity Holdings, LLC
980 N Michigan Ave., Suite 1150
Chicago, IL 60611
(312) 799-3900
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2018
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 33830W106	SCHEDULE 13D	Page 2 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Companies Equity Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 3 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON HCH Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 4 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Financial Securities, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 5 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt FS Holdings II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 6 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt FS Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 7 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 33830W106	SCHEDULE 13D	Page 8 of 13

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Hunt Companies, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,249,901
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,249,901
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,249,901
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.50%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 33830W106	SCHEDULE 13D	Page 9 of 13

Item 1. Security and Issuer.
This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive office of the Company is 230 Park Avenue, 19th Floor, New York, New York 10169.

Item 2. Identity and Background.

(a) This Schedule 13D is being filed on behalf of Hunt Companies Equity Holdings, LLC, a Delaware limited liability company (“Hunt CE Holdings”), HCH Holdings, LLC, a Delaware limited liability company (“HCH Holdings”), Hunt Financial Securities, LLC, a Delaware limited liability company (“Hunt Financial Securities”), Hunt FS Holdings II, LLC, a Delaware limited liability company (“Hunt FS Holdings II”), Hunt FS Holdings, LLC, a Delaware limited liability company (“Hunt FS Holdings”), Hunt Company, LLC, a Nevada limited liability company (“Hunt Company”), and Hunt Companies, Inc., a Delaware corporation (“HCI” and, together with Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings and Hunt Company, the “Reporting Persons”).

(b) The address of the principal office of (i) each of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings, Hunt Company and HCI is 4401 N. Mesa Street, El Paso, Texas 79902, and (ii) the directors and executive officers of HCI named on Schedule I hereto (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.

(c) The principal business of Hunt CE Holdings is to serve as a holding company.  The principal business of HCH Holdings is to serve as a holding company of various investment management companies, including Hunt CE Holdings.  The principal business of Hunt Financial Securities is to operate as a FINRA broker-dealer and to control certain related subsidiaries.  The principal business of Hunt FS Holdings II is to serve as a holding company of Hunt Financial Securities.  The principal business of Hunt FS Holdings is to serve as a sole member and manager of Hunt FS Holdings II.  The principal business of Hunt Company is to serve as a sole member and manager of Hunt FS Holdings.  The principal business of HCI is to invest in real estate, other assets and related businesses.

(d) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings and HCI is organized under the laws of Delaware. Hunt Company is organized under the laws of Nevada.  Each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement, dated as of January 18, 2018, between Hunt CE Holdings and the Company, Hunt CE Holdings purchased 1,539,406 shares of the Company’s Common Stock for an aggregate purchase price of $7,342,966.62 (the “Private Placement”).

Pursuant to a Share Purchase Agreement, dated as of January 18, 2018, between Hunt CE Holdings and XL

CUSIP No. 33830W106	SCHEDULE 13D	Page 10 of 13

Investments Ltd, a Bermuda limited liability company (“XL”), Hunt CE Holdings purchased 710,495 shares of the Company’s Common Stock for an aggregate purchase price of $3,389,061.15 (the “Purchase” and together with the Private Placement, the “Investments”).

The Investments were funded using available working capital.

Item 4. Purpose of Transaction.

On January 18, 2018, Hunt CE Holdings and the Company entered into that certain Securities Purchase Agreement (the “Securities Purchase Agreement”).  Pursuant to the terms of the Securities Purchase Agreement, Hunt CE Holdings acquired 1,539,406 shares of the Company’s Common Stock for an aggregate purchase price of $7,342,966.62, which is equal to $4.77 per share of Common Stock of the Company.  The Company relied on the exemption from registration set forth in Section 4(a)(2) of the Securities Act of 1933.

Hunt CE Holdings and the Company also entered into that certain Registration Rights Agreement (the “Registration Rights Agreement”), providing Hunt CE Holdings with certain demand and piggyback registration rights in respect of shares of the Company’s Common Stock that Hunt CE Holdings owns or may acquire from time to time.

Hunt CE Holdings and the Company also entered into that certain Shareholder Agreement (the “Shareholder Agreement”), pursuant to which the Company granted to Hunt CE Holdings the right to designate one designee to the Company’s board of directors.  The right granted to Hunt CE Holdings expires at such time as Hunt CE Holdings’ and its affiliates’ “beneficial ownership” of the Company’s Common Stock as determined pursuant to Rule 13d-3 under the Exchange Act of 1934, is less than 5%.

On January 18, 2018, Hunt CE Holdings and XL entered into that certain Share Purchase Agreement (the “Share Purchase Agreement”).  Pursuant to the terms of the Share Purchase Agreement, Hunt CE Holdings acquired 710,495 shares of the Company’s Common Stock for an aggregate purchase price of $3,389,061.15 and XL agreed to cancel all of the warrants issued to XL pursuant to that certain Warrant to purchase shares of the Company’s Common Stock by and between the Company and XL, dated September 29, 2012, as amended.  Such warrants were (prior to cancellation) exercisable for 3,753,492 shares of the Company’s Common Stock.

The foregoing descriptions of the Securities Purchase Agreement, Registration Rights Agreement, Shareholder Agreement and Share Purchase Agreement is not complete and is qualified in their entirety by reference to full texts of such agreements, a copy of each of which is filed as an exhibit to this Schedule 13D.

The acquisitions by Hunt CE Holdings of the Common Stock were effected because of the Reporting Persons’ belief that the Common Stock represented an attractive investment.  The Reporting Persons may from time to time acquire additional shares of the Company’s Common Stock or engage in discussions with the Company concerning further acquisitions of shares of its Common Stock or further investments in the Company. Such further acquisitions or investments could be material.

Hunt Investment Management, LLC (“Hunt Investment Management”), an affiliate of Hunt CE Holdings, entered into a Management Agreement (the “Management Agreement”) pursuant to which Hunt Investment Management will implement the Company’s business strategies, subject to the oversight of the Company’s board of directors, and is responsible for the Company’s day to day operations and to perform, or cause to be performed, corporate office functions for the Company.  These functions include supplying the Company with a management team, including a Chief Executive Officer and a Chief Financial Officer or similar positions, along with appropriate support personnel and providing management services to the Company under the Management Agreement.

The Reporting Persons intend to monitor and review their investments in the Company on a continuing basis.  Depending on various factors, including, without limitation, the Company’s financial position and strategic direction, actions taken by the board of directors, price levels of the shares of Common Stock, other investment opportunities available to the Reporting Persons, market conditions and general economic and industry conditions, the Reporting Persons may at any time and from time to time, (i) in the open market, in privately negotiated

CUSIP No. 33830W106	SCHEDULE 13D	Page 11 of 13

transactions or otherwise, acquire additional securities of the Company, including additional Common Stock; (ii) dispose or transfer of all or a portion of the securities of the Company, including the Common Stock, that the Reporting Persons now own or may hereafter acquire to any person or entity, including to affiliates of the Reporting Persons; (iii) enter into derivative transactions with institutional counterparties with respect to the Company’s securities; (iv) cause or seek to cause the Company or any of its subsidiaries to acquire all or a portion of another business, including an affiliate of the Reporting Persons; (v) cause or seek to cause the Company or any of its subsidiaries to sell, transfer or otherwise dispose of all or any portion of its assets to any person or entity, including an affiliate of the Reporting Persons; (vi) propose personnel changes to the present management of the Company deemed necessary or desirable; (vii) propose changes to the Company’s capitalization or indebtedness; or (viii) propose any other material change in the Company’s business.
Item 5. Interest in Securities of the Issuer.
(a) All calculations of percentage ownership in this Schedule 13D are based on a total of 23,683,164 shares of Common Stock as communicated by the Company to Hunt CE Holdings on January 18, 2018, which includes the 1,539,406 shares of Common Stock newly issued by the Company to Hunt CE Holdings on January 18, 2018.

Hunt CE Holdings directly beneficially owns 2,249,901 shares of Common Stock, representing 9.50% of the outstanding shares of Common Stock.  As a result of the relationships described in Item 2 above each of the other Reporting Persons may be deemed to indirectly beneficially own the shares directly beneficially owned by Hunt CE Holdings.

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act. The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of 2,249,901 shares of Common Stock it may be deemed to beneficially own.

(c) Other than the Investments, none of the Reporting Persons or, to their knowledge, any of the Scheduled Persons have made transactions in the Common Stock within the past 60 days.

(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents included as exhibits hereto or incorporated herein by reference, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1.	Joint Filing Agreement, dated as of January 29, 2018, by and among Hunt CE Holdings, HCH Holdings, Hunt Financial Securities, Hunt FS Holdings II, Hunt FS Holdings, Hunt Company and HCI.

Exhibit 99.2.
Securities Purchase Agreement, dated as of January 18, 2018, by and between Five Oaks Investment Corp. and Hunt Companies Equity Holdings, LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed with the SEC by the Company on January 18, 2018 (File No. 001-35845)).

CUSIP No. 33830W106	SCHEDULE 13D	Page 12 of 13

Exhibit 99.3.
Shareholder Agreement, dated as of January 18, 2018, by and between Hunt Companies Equity Holdings, LLC and Five Oaks Investment Corp. (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed with the SEC by the Company on January 18, 2018 (File No. 001-35845)).

Exhibit 99.4.
Registration Rights Agreement, dated as of January 18, 2018, by and between Hunt Companies Equity Holdings, LLC and Five Oaks Investment Corp. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed with the SEC by the Company on January 18, 2018 (File No. 001-35845)).

Exhibit 99.5.	Share Purchase Agreement, dated as of January 18, 2018, by and between Hunt Companies Equity Holdings, LLC and XL Investments Ltd (incorporated by reference to Exhibit 99.1 to Schedule 13D/A filed with the SEC by XL Investments Ltd on January 18, 2018 (File No. 005-87377)).

CUSIP No. 33830W106	SCHEDULE 13D	Page 13 of 13

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2018

HUNT COMPANIES EQUITY HOLDINGS, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President of HCH Holdings, LLC, its Sole Member

HCH HOLDINGS, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT FINANCIAL SECURITIES, LLC

By:	/s/ John D. Nielsen
	Name:	John D. Nielsen
	Title:	General Counsel

HUNT FS HOLDINGS II, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT FS HOLDINGS, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

HUNT COMPANY, LLC

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Manager

HUNT COMPANIES, INC.

By:	/s/ Kara Harchuck
	Name:	Kara Harchuck
	Title:	Executive Vice President

SCHEDULE I

Set forth below is the name and present principal occupation of each of the executive officers and directors of HCI.  Each person is a citizen of the United States.  The business address of each person is in care of HCI.

Name	Present Principal Occupation
Woodley L. Hunt	Executive Chairman of HCI
Marion L. Hunt	Director of HCI
James C. Hunt	Chief Executive Officer, President and Chief Investment Officer of HCI
Joshua W. Hunt	Executive Vice President of HCI
Eileen Byrne	Advisor at Byrne Partners, LLC
Michael Giliberto	Owner of S. Michael Giliberto & Co., Inc.; Adjunct professor at Columbia University’s Graduate School of Business
James K. Hunt	Consultant at Tournament Capital Advisors, LLC
James L. Lozier	Director of HCI
Laura Cox Kaplan	Adjunct Professor at American University
Clinton E. Wolf, Jr.	Partner at Kemp Smith LLP
Kara Harchuck	Executive Vice President and General Counsel of HCI
Clay Parker	Executive Vice President and Chief Financial Officer of HCI
Daniel Singer	Executive Vice President of HCI